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                                                              EXHIBIT (a)(1)(KK)



Last chance to participate in Option Exchange
Tomorrow is the last day for eligible option holders to participate in Delta's Option Exchange program. Those considering the program should call Merrill Lynch, not Investor Relations, to ask questions or to exchange their options. SkyShares participants may call 888-335-8218. PCP participants may call 866-297-0391. Merrill Lynch is reporting a high volume of calls as the program draws to a close. Those who have their Merrill Lynch SkyShares account number and personal identification number (PIN) may use the automated phone system at any time.